October 15, 2024

Howard W. Lutnick
Chief Executive Officer
Cantor Equity Partners III, Inc.
110 East 59th Street
New York, NY 10022

        Re: Cantor Equity Partners III, Inc.
            Draft Registration Statement on Form S-1
            Submitted September 18, 2024
            CIK No. 0002034268
Dear Howard W. Lutnick:

        We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted September 18, 2024
Cover Page

1. Where you discuss conflicts of interest, please include additional cross-references to the locations of related disclosures in the prospectus, such as in the summary disclosure provided in response to Item 1602(b)(7).
Prospectus Summary, page 1

2. Please revise the tables beginning on pages 10 and 105 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K. Our Company, page 2

3. Please expand your discussion of the manner in which you will identify and evaluate
 October 15, 2024
Page 2

       potential business combination candidates to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to identify and evaluate a target company.
4. We note that the Active Cantor SPACs are currently searching for businesses in industries similar to the industries in which your search is focused, and that your officers and directors may have conflicts of interest with respect to the Active Cantor
       SPACs. Please revise to address how opportunities to acquire targets are allocated among the Active Cantor SPACs and the company. Also continue to update the status of the Active Cantor SPACs in amendments to the registration statement prior to effectiveness.
Risks Relating to Cantor, our Sponsor and Management Team, page 57

5. We note the disclosure on page 11 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement shares or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
Dilution, page 88

6. We note that one of your calculation assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing for an initial business combination. Please expand your disclosure to highlight that you may need to obtain such financing as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement shares, as stated on page 101 of your prospectus.
       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Stuart Neuhauser